FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


                 (Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                      For the period ended March 31, 2002
--------------------------------------------------------------------------------

INDEX                                                                    Page No


Part I - Financial Information

  Item 1.  Financial Statements................................................2

                Condensed Consolidated Statements of Income
                Three Months Ended March 31, 2002 and 2001 (Unaudited).........2

                Condensed Consolidated Balance Sheets
                March 31, 2002 (Unaudited) and December 31, 2001...............3

                Condensed Consolidated Statements of Cash Flows
                Three Months Ended March 31, 2002 and 2001 (Unaudited).........4

                Consolidated Statement of Changes in Shareholders' Equity
                Three Months Ended March 31, 2002 (Unaudited)..................5

                Notes to the Condensed Consolidated Financial Statements
                (Unaudited)....................................................6

  Item 2.  Management's Discussion and Analysis of Financial Condition and
           Results of Operations..............................................17

  Item 3.  Qualitative Disclosures About Market Risk..........................23


Part II -Other Information


  Item 1.  Legal proceedings..................................................24

  Item 2.  Changes in securities..............................................24

  Item 3.  Default upon senior securities.....................................24

  Item 4.  Submission of Matters to a Vote of Security Holders................24

  Item 5.  Other Information..................................................24

  Item 6.  Exhibits and other Reports on Form 6-K.............................24


Signature.....................................................................25

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2002

--------------------------------------------------------------------------------

Item 1. Financial Statements

Condensed Consolidated Statements of Income

                                    (in thousands of euros, except share and per share data)
                                                           ---------------------------------
                                                               Three months ended March 31,
                                                                 2002                2001
                                                                        (unaudited)
                                                           ---------------------------------
Net sales                                                       176,532            293,631
Cost of sales                                                  (140,356)          (193,727)

Gross Profit                                                     36,176             99,904


Research and development expenses                               (27,376)           (29,663)
Selling and marketing expenses                                  (32,097)           (45,690)
General and administrative expenses                             (24,054)           (27,070)
Goodwill amortization                                            (6,136)            (7,726)

Operating loss before restructuring                             (53,487)           (10,245)

Restructuring expenses                                          (19,324)                 -

Operating loss                                                  (72,811)           (10,245)

Interest income and (expense), net                                4,763              8,422

Other income (expense), net                                      (5,199)            (5,157)

Income (loss) before taxes                                      (73,247)            (6,980)

Income taxes benefit (provision)                                 10,784               (179)

--------------------------------------------------------------------------------------------
Net loss                                                        (62,463)            (7,159)
--------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                                             (0.10)             (0.01)
Diluted                                                           (0.10)             (0.01)

Shares used in net income (loss) per share calculation
Basic                                                       605,789,994        638,712,082
Diluted                                                     605,789,994        638,712,082

Note: In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 10.

The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2002

--------------------------------------------------------------------------------

Condensed Consolidated Balance Sheets

                                                                        (in thousands of euros)
                                                          -------------------------------------
                                                           March 31, 2002    December 31, 2001
                                                          -------------------------------------
Assets                                                      (unaudited)
Current assets:
Cash and cash equivalents                                       450,073            490,652
Trade accounts receivable, net                                  146,888            188,635
Inventory, net                                                  127,773            139,794
Other current assets                                             97,816            103,733

Total current assets                                            822,550            922,814

Non-current assets:
Property, plant and equipment, net                              265,505            268,784
Goodwill, net                                                   110,791            116,580
Other non-current assets                                        231,678            222,514

Total non-current assets                                        607,974            607,878

--------------------------------------------------------------------------------------------
Total assets                                                  1,430,524          1,530,692
--------------------------------------------------------------------------------------------

Liabilities

Current liabilities:
Accounts payable                                                111,648            109,661
Accrued liabilities and other                                   126,837            168,905
Current obligations under capital leases                          3,650              3,734

Total current liabilities                                       242,135            282,300

Non-current liabilities:
Long-term obligations under capital leases                       38,414             32,581
Long-term debt, less current portion                                  -                 14
Other non-current liabilities                                    24,404             30,859

Total non-current liabilities                                    62,818             63,454

Minority interest                                                18,364             17,176

Shareholders' equity

Ordinary shares no legal par value, 2,000,000,000 shares
authorized, 641,993,097 and 631,396,497 shares issued and
outstanding at March 31, 2002 and December 31, 2001,
respectively                                                    127,056            127,056
Additional paid-in-capital                                    1,028,699          1,027,850
Retained earnings                                                62,553            125,016
Other comprehensive income                                       (2,909)            (3,968)
Less, cost of treasury shares                                  (108,192)          (108,192)

Total shareholders' equity                                    1,107,207          1,167,762

--------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                    1,430,524          1,530,692
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2002

--------------------------------------------------------------------------------

Condensed Consolidated Statements of Cash Flows

                                                                    (in thousands of euros)
                                                             ------------------------------
                                                              Three months ended March 31,
                                                                2002                 2001
                                                             ------------------------------
Cash flows from operating activities:                                   (unaudited)
Net loss                                                        (62,463)            (7,159)
Adjustments to reconcile net loss to net cash from
 operating activities:
   Depreciation and amortization                                 25,827             28,426
   Change in other non-current liabilities                       (2,596)               851
   Gain on assets sold                                            1,033                307
   Provision for income taxes                                   (10,784)               179
   Other, net                                                    (3,475)               142
Changes in operating assets and liabilities:
   Trade accounts receivable and related current liabilities     39,189             22,259
   Trade accounts payable and related current assets                183            (50,099)
   Inventories                                                   13,159            (45,504)
   Value-added and income taxes                                  (2,864)            (4,265)
   Other, net                                                   (10,509)             5,971
   Restructuring reserve                                          9,550                  -
   Litigation expenses                                          (18,120)                 -
   Management severance expenses                                (10,515)                 -

--------------------------------------------------------------------------------------------
Net cash used in operating activities                           (32,385)           (48,892)

Cash flows from investing activities:
   Sale / (Purchase) of activities net of cash disposed /
     (acquired)                                                       -               (262)
   Other investments                                             (1,112)           (21,563)
   Purchase of property, plant and equipment                    (12,152)           (40,276)
   Purchase of other assets                                        (456)            (3,593)
   Change in non-trade accounts payable and other current
     assets                                                       6,230              1,065

--------------------------------------------------------------------------------------------
Net cash used in investing activities                            (7,490)           (64,629)

Cash flows from financing activities:
   Proceeds from exercise of share options                          849              1,067
   Proceeds from minority contribution                              367                  -
   Payments on long-term borrowings                                 (29)            (1,447)
   Proceeds from sale-leaseback operations                        6,617                  -
   Principal payments on obligations under capital leases          (869)              (700)
   Increase (decrease) in bank overdrafts                        (4,017)             2,370
   Change in treasury shares                                          -                188
   Interest receivable on loans to senior management               (844)            (2,315)
   Change in non-trade accounts payables on financing activities      -             (4,216)

--------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities               2,074             (5,053)

Effect of exchange rate changes on cash                          (2,778)           (12,804)
Net increase (decrease) in cash and cash equivalents            (37,801)          (118,574)
Cash and cash equivalents, beginning of period                  490,652            636,284

--------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                        450,073            504,906
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2002

--------------------------------------------------------------------------------

Consolidated Statement of Changes in Shareholders' Equity

                                                                                (in thousands of euros, except number of shares)

                                                         Additional                           Other
                                  Number of     Share     paid-in    Retained             comprehensive  Treasury
                                   shares       value     capital    earnings   Net loss     income       shares        Total
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001     641,396,497   127,056    1,027,850   225,236   (100,220)    (3,968)    (108,192)     1,167,762
--------------------------------------------------------------------------------------------------------------------------------
Allocation of prior year
earnings                                   -         -            -  (100,220)   100,220          -            -              -

Net loss                                   -         -            -         -    (62,463)         -            -        (62,463)

Shares issued by Gemplus
S.A. pursuant to share
options exercised to be              596,600         -          849         -          -          -            -            849
contributed

Change in other
comprehensive income                       -         -            -         -          -      1,059            -          1,059

--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2002
(unaudited)                      641,993,097   127,056    1,028,699   125,016    (62,463)    (2,909)    (108,192)     1,107,207
--------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                       For the period ended March 31, 2002

--------------------------------------------------------------------------------

Notes to the Condensed Consolidated Financial Statements


1/       Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Accounting Standards (IAS), reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the "Company") and its subsidiaries as of March 31, 2002, and the results of operations for the three-month periods ended March 31, 2002 and 2001. All material intercompany balances have been eliminated. Because all of the disclosures required by IAS are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company's annual report for the year ended December 31, 2001. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

The annual consolidated financial statements of the Company are prepared in accordance with IAS. As of January 1, 2001, the Company has adopted the new standard applicable for the first time to financial statements of periods beginning after January 1, 2001, relating to Financial Instruments (IAS 39).


2/       Inventories

Inventories are stated at the lower of cost or market (with cost being determined principally on the weighted average cost basis).

Inventory consists of the following:

                                  (in thousands of euros)
---------------------------------------------------------
                                  March 31,
                                    2002      December 31,
                                 (unaudited)      2001
---------------------------------------------------------
Raw materials and supplies         57,787         63,621
Work-in-process                    64,445         79,394
Finished goods                     19,170         14,738
---------------------------------------------------------
Inventory, gross                  141,402        157,753
---------------------------------------------------------
Less, inventory allowance         (13,629)       (17,959)
---------------------------------------------------------
Inventory, net                    127,773        139,794
---------------------------------------------------------

3/       Common control transactions

As at March 31, 2002, certain shares of Gemplus S.A. held mainly by employees have not yet been contributed to Gemplus International S.A. for administrative and legal reasons. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 6,710,800 shares, representing 1.05% of the shareholdings of Gemplus International S.A., which in total was represented by 641,993,097 shares outstanding as at March 31, 2002.




4/       Net loss per share

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided in the following table:

----------------------------------------------------------------------------------------------
                                                                  Three months ended March 31,
                                                                     2002               2001
                                                                          (unaudited)
----------------------------------------------------------------------------------------------
Basic and diluted net loss                                          (62,463)           (7,159)
----------------------------------------------------------------------------------------------

Shares used in basic net loss per share calculation:

----------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding            641,495,930       638,712,082

Weighted average number of treasury shares                      (35,705,936)                -
----------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding            605,789,994       638,712,082
----------------------------------------------------------------------------------------------

Dilutive effect of stock options                                  4,094,769        54,151,513

Dilutive effect of warrants                                         112,294         1,780,561
Dilutive effect of shares to be issued following acquisitions
of Celocom Ltd and Slp InfoWare SA                                        -           756,148
----------------------------------------------------------------------------------------------

Weighted average diluted number of shares outstanding           609,997,057       695,400,304
----------------------------------------------------------------------------------------------

Shares used in diluted net loss per share                       605,789,994       638,712,082
----------------------------------------------------------------------------------------------


5/       Segment reporting

As of January 1, 2002, the Company elected to change the reporting of its business segments, and restated its prior periods' presentation to conform to this revised segment reporting.

All the activities formerly reported as part of the Network Systems segment and the Other operating segment have been transferred to the Financial Services and Security segment, except the access control systems activities of the Company's former subsidiary Skidata and the electronic smart labels solutions activities of the Company's former Tag subsidiary, which have been reported separately under "Disposed Operations", as they were sold during the third quarter of 2001. Consequently, the Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe plastic cards for banking applications. The Company's activities in this segment also include the sales of smart card readers to customers as well as smart card interfacing technologies to device manufacturers. There is no change with respect to the Telecommunications segment, which includes the Company's wireless solutions, as well as prepaid telephone cards and other products.

This change in business segment reporting is consistent with the changes in the Company's financial reporting structure incorporated in its management reporting. The Company`s two operating segments, the Telecommunications segment and the Financial Services and Security segment, have a different customer base, and each of them has separate financial information available. These segments are evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company's management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.


The following tables present selected data for the three-month periods ended March 31, 2002 and 2001:

                                                   (in thousands of euros)
----------------------------------------------------------------------------
                                                       Three months ended
                                                             March 31,
                                                       2002          2001
                                                           (unaudited)
----------------------------------------------------------------------------
Net sales
Telecommunications                                    121,411       213,315
Financial Services and Security                        55,121        62,447
Disposed Operations                                         -        17,869

----------------------------------------------------------------------------
Net sales                                             176,532       293,631
----------------------------------------------------------------------------

Gross profit
Telecommunications                                     31,890        84,398
Financial Services and Security                         4,286         9,797
Disposed Operations                                         -         5,709

----------------------------------------------------------------------------
Gross profit                                           36,176        99,904
----------------------------------------------------------------------------

Research and development expenses                     (27,376)      (29,663)
Selling and marketing expenses                        (32,097)      (45,690)
General and administrative expenses                   (24,054)      (27,070)
Goodwill amortization                                  (6,136)       (7,726)

----------------------------------------------------------------------------
Operating income (loss) before restructuring          (53,487)      (10,245)
----------------------------------------------------------------------------

Restructuring expenses                                (19,324)            -

----------------------------------------------------------------------------
Operating income (loss)                               (72,811)      (10,245)
----------------------------------------------------------------------------

Note:
Disposed operations include Skidata and Tag activities, which were sold during the third quarter of 2001.

In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 10.

The following is a summary of sales by geographic area for the three-month periods ended March 31, 2002 and 2001:

                                        (in thousands of euros)
------------------------------------------------------------------
                                     Three months ended March 31,
                                        2002            2001
                                             (unaudited)
------------------------------------------------------------------

Europe, Middle East, Africa             91,643        138,658
Asia                                    44,258         97,331
Americas                                40,631         39,773
Disposed operations                          -         17,869

------------------------------------------------------------------
Net sales                              176,532        293,631
------------------------------------------------------------------

Note: Disposed operations include Skidata and Tag activities, which were sold during the third quarter of 2001, and were reported primarily in the Europe, Middle East and Africa region during the first quarter of 2001.


6/       Ordinary shares

In March 2002, the Company issued 596,600 shares following the exercise of Gemplus SA stock options held by employees.

As mentioned in Note 3, as at March 31, 2002, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 6,710,800 shares, representing 1.05% of the shareholdings of Gemplus International S.A., which in total was represented by 641,993,097 shares outstanding as at March 31, 2002.


7/       Restructuring

In addition to the restructuring program that was put into place in the second quarter of 2001, the Company announced on February 6, 2002 a further restructuring and rationalization program. The Company began to implement the program and recorded a pre-tax restructuring charge of (euro) 19,324 thousand in the Consolidated Statement of Income for the three-month period ended March 31, 2002. This restructuring charge corresponds to Phase 1 of the 2002 restructuring program, as described below, and relates to the reduction of the workforce and the rationalization of office facilities on a worldwide basis, with primarily the exception of France and Germany which are included in Phase 2 of the 2002 restructuring program.

In France and Germany, the Company must carry out consultations with employee representatives before implementing workforce reductions. As a result, there has been a delay between the initial decision by management to propose a staff reduction plan on February 6, 2002 and the time the reduction program will be put into place and communicated to employees. For the social plans in both France and Germany, the processes are on track and it is expected that communication will be possible during the second quarter of 2002, enabling the Company to record additional restructuring charges of approximately (euro) 40-45 million.

In total, the restructuring charge estimated for 2002 is expected to be approximately (euro) 60-65 million, of which:

         Phase 1 - (euro) 19.3 million charge consisting of (euro) 8.4 million for headcount reductions, (euro) 9.7 million for consolidation of facilities and (euro) 1.2 million related to fixed asset write-offs,

         Phase 2 - (euro) 40-45 million charge with approximately 80% for headcount reductions, 10% for consolidation of facilities and 10% related to fixed asset write-offs.

In 2002, total cash outlays for the restructuring programs are expected to amount to approximately (euro) 50 million:

         - (euro) 6.0 million for the restructuring program implemented in 2001,
         - (euro) 44.0 million for Phase 1 and Phase 2 of the 2002 restructuring program.

Phase 1 of the 2002 restructuring program involves the termination of 250 employees. Phase 2 of the 2002 restructuring program involves the termination of an additional 550 employees. The Company expects that additional initiatives (non renewal of temporary employment contracts, reduction of subcontractors) combined with attrition will bring the overall reduction in employees to approximately 1,140 in 2002, representing 16% of the Company's global workforce as at December 31, 2001.

The 2002 restructuring program (Phase 1 as well as Phase 2) affects all areas within the company (Manufacturing, Selling, Marketing, Research and Development and General and Administrative functions). The overall reduction of the workforce is broken down as follows:

o  Manufacturing organization : 550 employees,
o  General and administrative functions: 245 employees,
o  Selling and Marketing organization: 215 employees, and
o  Research and development organization: 130 employees.

The majority of employees already terminated or to be terminated (Phase 1 as well as Phase 2) are located in France, Germany, the USA and the UK.

Restructuring activity at the end of March 2002 was as follows:
-        Concerning the 2001 restructuring program:

                                                            (in thousands of euros)
------------------------------------------------------------------------------------------
                                                    Reduction of
                                                    workforce and     Non-cash
                                                     other cash       writeoffs
2001 restructuring program                            outflows        of assets    Total

------------------------------------------------------------------------------------------
2001 restructuring charge                              22,022            6,444     28,466
------------------------------------------------------------------------------------------
Amounts utilized in 2001                              (15,466)

Exchange rate differences                                (379)

Restructuring reserve as at December 31, 2001           6,177
------------------------------------------------------------------------------------------
Amounts utilized in 2002                               (3,902)

Exchange rate differences                                  30

Restructuring reserve as at March 31, 2002              2,305
------------------------------------------------------------------------------------------

-        Concerning the 2002 restructuring program:

                                                            (in thousands of euros)
------------------------------------------------------------------------------------------
                                                    Reduction of
                                                    workforce and     Non-cash
                                                     other cash       writeoffs
2002 restructuring program                            outflows        of assets    Total

------------------------------------------------------------------------------------------
First quarter 2002 restructuring charge                18,065            1,259     19,324
------------------------------------------------------------------------------------------
Amounts utilized in first quarter 2002                 (4,568)
Exchange rate differences                                 (75)
Restructuring reserve as at March 31, 2002             13,422
------------------------------------------------------------------------------------------

8/       Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in-capital in the shareholders' equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders' equity section of the balance sheets as at March 31, 2002 and December 31, 2001, respectively, were as follows:


                                                                   (in thousands of euros)
------------------------------------------------------------------------------------------
                                                       March 31, 2002   December 31, 2001
                                                                   (unaudited)
------------------------------------------------------------------------------------------
Cumulative translation adjustment                           (3,560)           (3,567)
Net unrealized gain (loss) on hedging instruments
  qualifying as effective                                      651              (401)

------------------------------------------------------------------------------------------
Cumulative other comprehensive income                       (2,909)           (3,968)
------------------------------------------------------------------------------------------

The components of comprehensive income for the three-month periods ended March 31, 2002 and 2001, respectively, were as follows:

                                                               (in thousands of euros)
--------------------------------------------------------------------------------------
                                                          Three months ended March 31,
                                                             2002              2001
                                                                   (unaudited)
--------------------------------------------------------------------------------------
Net loss                                                   (62,463)           (7,159)
--------------------------------------------------------------------------------------
Change in cumulative translation adjustment                      7            (1,398)

Effect of adopting IAS 39 as at January 1, 2001                  -             9,093

Change in fair value of available-for-sale financial
  assets                                                         -              (225)

Change in fair value of derivatives qualifying as
  effective hedging instruments                              1,052            (8,156)
--------------------------------------------------------------------------------------

Change in cumulative other comprehensive income              1,059              (686)
--------------------------------------------------------------------------------------
Comprehensive net loss                                     (61,404)           (7,845)
--------------------------------------------------------------------------------------

9/       Differences between International Accounting Standards and U.S.
Generally Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between IAS and U.S. GAAP are presented below:

                              (in thousands of euros, except for net income per share)
--------------------------------------------------------------------------------------
                                                          For the three months ended
                                                                   March 31,
                                                            2002              2001
--------------------------------------------------------------------------------------
Net loss in accordance with IAS                          (62,463)           (7,159)
--------------------------------------------------------------------------------------
Capitalized development costs                               (750)              236

Share options accounting                                     246            39,320

Purchase consideration                                      (419)                -

Goodwill amortization                                      6,136                 -

Other differences                                            167                67

Deferred tax effect of U.S. GAAP adjustments                (791)              (10)
--------------------------------------------------------------------------------------

Total differences between U.S. GAAP and IAS                4,589            39,613
--------------------------------------------------------------------------------------

Net income (loss) per U.S. GAAP before change in
accounting principle                                     (57,874)           32,454
--------------------------------------------------------------------------------------

Change in accounting principles - Hedge accounting             -            (8,807)
--------------------------------------------------------------------------------------

Net income (loss) per U.S. GAAP                          (57,874)           23,647
--------------------------------------------------------------------------------------

Change in cumulative other comprehensive income in
accordance with IAS                                        1,059              (686)

Change in effect of IAS/US GAAP adjustments on other
comprehensive income                                          80              (340)
--------------------------------------------------------------------------------------

Other comprehensive income (loss), net of taxes            1,139            (1,026)
--------------------------------------------------------------------------------------

Comprehensive income (loss) per U.S. GAAP                (56,735)           22,621
--------------------------------------------------------------------------------------

Net income per share
  Basic                                                    (0.10)             0.04
  Diluted                                                  (0.10)             0.03

Number of shares
  Basic                                              605,789,994       638,712,082
  Diluted                                            605,789,994       695,400,304


                                                      (in thousands of euros)
-----------------------------------------------------------------------------
                                                   March 31,     December 31,
                                                     2002           2001
                                                          (unaudited)
-----------------------------------------------------------------------------

Shareholders' equity in accordance with IAS        1,107,207      1,167,762
-----------------------------------------------------------------------------
Capitalized development costs                         (6,268)        (5,518)
Non recourse loans                                   (71,856)       (71,856)
Purchase consideration                                (8,523)             -
Goodwill amortization                                  6,136              -
Effect of IAS / U.S. GAAP adjustments on other
comprehensive income                                  (4,831)        (4,911)
Other differences                                       (143)          (310)
Deferred tax effect of U.S. GAAP adjustments             432          1,224
-----------------------------------------------------------------------------

Total difference between U.S. GAAP and IAS           (85,053)       (81,371)
-----------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP    1,022,154      1,086,391
-----------------------------------------------------------------------------


10/      Presentation of the consolidated statement of income

For years ended prior to or on December 31, 2001 and for purposes of filing the Company's Annual Report on form 20-F with the U.S. Securities and Exchange Commission, the consolidated statements of income prepared in accordance with IAS include goodwill amortization above operating income (loss).

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP (see Note 11). Consequently, goodwill amortization no longer represents a presentation difference between operating income (loss) under IAS and operating income (loss) under US GAAP.

The operating income (loss) would have been as follows under US GAAP:

                                             (in thousands of euros)
--------------------------------------------------------------------
                                                Three months ended
                                                    March 31,
                                                2002         2001
                                                   (unaudited)
--------------------------------------------------------------------
Operating loss per IAS                        (66,675)      (2,519)

Goodwill amortization                          (6,136)      (7,726)
--------------------------------------------------------------------
Operating loss - US presentation              (72,811)     (10,245)
--------------------------------------------------------------------
Goodwill amortization                           6,136            -

Purchase consideration                           (419)           -

Capitalized development costs                    (750)         236
Share options accounting                          246       39,320
Interest accrued on loans related
to share options                                  843        2,315
Other differences                                 167           67
--------------------------------------------------------------------
Operating income (loss) per US GAAP           (66,588)      31,693
--------------------------------------------------------------------

11/      New accounting pronouncements under US GAAP

For the presentation of its consolidated net income and total shareholders' equity under US GAAP, the Company adopted the following new standards:

SFAS 142:

On January 1, 2002 the Company adopted the provisions of the Statement of Financial Accounting Standard SFAS N(degree) 142, "Goodwill and other intangible assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001.FAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually in accordance with the provisions of SFAS 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with SFAS N(degree)144, "Accounting for the impairment of long-lived assets to be disposed of", which was also adopted on January 1, 2002. For the period ended March 31, 2002, as a result of its adoption, the Company did not recognize amortization expense under US GAAP. The Company has reassessed the useful lives of its intangible assets and has not made any adjustment. The Company did not reclassify any indefinite-live intangible assets from goodwill, nor did the Company reclassify any intangible assets to goodwill. In accordance with SFAS 142, the Company has six months from the date of adoption to complete its initial impairment testing. In the event an impairment loss is determined in the initial phase, the Company has until December 31, 2002 to finalize the calculation or effectively until June 30, 2003, the date on which the Company's Form 20-F is due (six months after year-end). However, the Company does not expect material changes to the carrying value of goodwill as a result of the adoption of SFAS 142.


SFAS 144

As mentioned above, the Company adopted SFAS N(degree)144, "Accounting for the impairment or disposal of long-lived assets", which was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, "Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, "Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary". SFAS 144 is effective for fiscal years beginning after December 31, 2001. The adoption of this standard does not have a material impact on the Company's consolidated net income and total shareholders' equity under US GAAP.


SFAS 141

In July 2001, the FASB issued Statement No 141, "Business Combinations". The provisions of this Statement were required to be adopted immediately. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. During the three-month period ended March 31, 2002, the Company has not entered into any business combination transactions.


12/      Related party transactions

During the first quarter 2002, the Company paid an amount of 10 515 thousand euros with respect to the severance costs in connection with the resignation and cessation of its former Chief Executive Officer, Mr. Perez, and of its former Chairman of the Board of Directors, Dr. Lassus. These amounts were accrued in the Company's 2001 consolidated statement of income and were included in the 25 691 thousand euros management severance expenses.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         This report contains forward-looking statements reflecting management's current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

         o  trends in the wireless communication and financial services markets,

         o trends in the growth of mobile commerce, mobile banking and internet business,

         o the effect of the adoption of competing technologies in our target markets,

         o  the profitability of our market expansion strategy,

         o our ability to develop and take advantage of new software and services,

         o our ability to develop and market new chip card technologies to meet market demands,

         o our ability to attract and maintain qualified executives and personnel,

         o  our ability to manage our inventories of microprocessor chips,

         o challenges to or loss of our intellectual property rights regarding our chip card technology,

         o  expected intense competition in our main markets,

         o  our ability to implement our restructuring plans effectively, and

         o trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the Securities and Exchange Commission.

         You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Results of Operations

         Net Sales

         Net sales for the first quarter ended March 31, 2002 amounted to (euro)
176.5 million, a 40% decrease compared with net sales of (euro) 293.6 million for the same period in 2001. Excluding our disposed operations, i.e. the SkiData and Tag activities sold during the third quarter of 2001, net sales recorded in the first quarter of 2001 amounted to (euro) 275.7 million, resulting in an adjusted 36% decrease of net sales in the first quarter of 2002 as compared to the same period in 2001. Revenues recorded during the first quarter of 2001 were the strongest we had ever recognized during the first quarter of the year, and were at the peak before the slowdown in mobile telecom sales.

         The decrease in net sales was mainly concentrated in our telecommunications segment, which consists of wireless products, prepaid phone cards and other products. Sales in our telecommunications segment decreased 43% in the first quarter of 2002 as compared to the same period in 2001. This decrease was primarily attributable to a decline in sales of wireless products due to lower demand for wireless products and price pressure resulting in lower prices, primarily in Asia and Europe during the first quarter of 2002. Net sales also decreased due to a decline in prepaid phone cards, which was mainly driven by lower demand in Europe and Asia.

         The financial services and security segment, which consists of products and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, as well as magnetic stripe plastic cards for banking applications and smart card readers and interfacing technologies, decreased 12% in the first quarter of 2002 as compared to the same period in 2001. The decrease in our financial services and security segment was mainly due to lower sales in non-strategic businesses, such as plastic and magnetic stripe cards, as well as Other Equipment Manufacturers products ("OEM" products) and contactless cards for transport activity.

         The following table shows the breakdown of our net sales in the three-month periods ended March 31, 2002 and 2001 by market segment.

                                           Three months ended
                                          --------------------
                                                March 31,
                                          --------------------    --------
                                           2002          2001     % change
                                          ------        ------    --------
                                           (millions of euros)
Telecommunications......................   121.4         213.3      (43%)
Financial services and security ........    55.1          62.4      (12%)
Disposed operations(*) .................       -          17.9     (100%)
                                           -----         -----     -----
Total...................................   176.5         293.6      (40%)
                                           =====         =====     =====

(*) includes SkiData and Tag activities which we sold during the third quarter of 2001.

         Wireless products accounted for most of the decrease in net sales in the telecommunications segment. We recorded net sales of wireless products of
(euro) 85.9 million in the first quarter of 2002, representing a decrease of 48% as compared to (euro) 165.1 million recorded in the first quarter of 2001. During the first quarter of 2002, the decrease reflected primarily a decline in volume, as we sold approximately 35% fewer units in the first quarter of 2002 compared with the same period a year ago and a decline in prices due to the price pressure currently experienced in the wireless market.

         Phone card sales amounted to (euro) 38.3 million in the first quarter of 2002, a 25% decrease as compared to net sales recorded in the first quarter of 2001 resulting from lower demand in all regions, with a significant slowdown in Europe and Asia.

         As a result of decreased revenues, the telecommunications segment represented 69% of our revenues in the first quarter of 2002, as compared to 77% of our revenues in the first quarter of 2001 (excluding disposed operations).

         The decrease in financial services and security segment sales resulted primarily from lower demand for non-strategic business products, such as plastic and magnetic stripe cards, as well as OEM products and contactless cards for transport activity. The proportion of the financial services and security segment in our total revenues increased due to the decline in sales in the telecommunications segment. As a result, the financial services and security segment represented 31% of our revenues in the first quarter of 2002, as compared to 23% of our revenues in the first quarter of 2001 (excluding disposed operations).

         During the first quarter of 2002, our net sales decreased in the Europe, Middle East and Africa region and in Asia, and remained stable in the Americas, as compared to the same period in 2001.

         The following table breaks down our net sales among our three regions:

                                           Three months ended
                                                March 31,
                                         ---------------------
                                           2002         2001      % change
                                         --------     --------    --------
                                          (millions of euros)
Europe, Middle East and Africa........     91.6        138.6         (34%)
Asia..................................     44.3         97.3         (54%)
Americas..............................     40.6         39.8           2%
Disposed operations...................        -         17.9        (100%)
                                          -----        -----         ---
Total.................................    176.5        293.6         (40%)
                                          =====        =====         ===

         The Europe, Middle East and Africa region represented 52% of the first quarter net sales in 2002, decreasing 34% from the same period in 2001 excluding our disposed operations, as a result of the telecommunications activity shortfall, the delay in wireless migration to high end products and the slowdown experienced in financial services and security business.

         The Asia region represented 25% of the first quarter net sales in 2002, decreasing 54% from the same period in 2001. This reflected primarily the lower shipments of wireless products in Asia and the significant pressure on wireless sales prices, combined with a decrease of the financial services and security segment net sales due to the effect of a one-time significant sale of hardware products recorded in the first quarter of 2001.

         The revenue in the Americas remained stable and resulted primarily from significant growth in sales of wireless products in North America, which was offset by lower demand for phone cards in Latin America.

         Gross profit

         Gross profit decreased 64% from (euro) 99.9 million in the first quarter of 2001 to (euro) 36.2 million in the first quarter of 2002. Our gross margin decreased from 34.0% in the first quarter of 2001 to 20.5% in the first quarter of 2002. Excluding disposed operations, gross profit decreased 61.6% from (euro) 94.2 million in the first quarter 2001 to (euro) 36.2 million in the same period in 2002 and our gross margin decreased from 34.2% in the first quarter of 2001 to 20.5% in the first quarter of 2002.

         Three unfavorable factors contributed to the decline in our gross profit in the first quarter of 2002. First, we shipped a lower volume of SIM cards compared to the first quarter of the prior year, which was at the peak of the market before the slowdown in the wireless industry. Second, the business mix between the telecommunications and the financial services and security segments was unfavorable with a higher proportion of sales in our financial services and security segment where we generate lower margins. Financial services and security gross profit remained below that of telecommunications, and both decreased in the first quarter of 2002. Third, pressure on sales prices, primarily in the telecommunications segment, also resulted in lower margins.

         The following table breaks down our gross profit and gross margin by segment.

                                                        Three months ended March 31,
                                                       -----------------------------
                                                       2002                     2001
                                                       ----                     ----
                                            (millions of   (% of     (millions of   (% of      % change in
                                                euros)     sales)        euros)     sales)     gross profit
                                            ------------   ------    ------------   ------     ------------
Telecommunications ........................      31.9       26.3%         84.4       39.6%        (62%)
Financial services and security............       4.3        7.8%          9.8       15.7%        (56%)
Disposed operations .......................       -          -             5.7       31.8%       (100%)
                                           ---------------------------------------------------------------
Total......................................      36.2       20.5%         99.9       34.0%        (64%)
                                                 ====                     ====


         The telecommunications segment gross margin decreased from 39.6% in the first quarter of 2001 to 26.3% in the first quarter of 2002. This decrease was mainly attributable to underabsorption of manufacturing fixed costs following the volume shortfall and price pressure on wireless products.

         The financial services and security segment gross margin decreased from 15.7% in the first quarter of 2001 to 7.8% in the first quarter of 2002. The financial services and security segment gross margin suffered from an unfavorable product mix and from the underabsorption of certain manufacturing fixed costs. In addition, gross profit recorded in the first quarter of 2001 had been favorably impacted by a one-time significant sale of hardware products.


         Operating loss

         We recorded an operating loss before restructuring expenses of (euro)
53.5 million in the first quarter of 2002, compared to an operating loss of
(euro) 10.2 million in the first quarter of 2001. Excluding goodwill amortization and our disposed operations, SkiData and Tag activities, the operating loss before restructuring expenses amounted to (euro) 47.4 million in the first quarter of 2002, compared to an operating profit of (euro) 1.5 million in the first quarter of 2001. Operating expenses before restructuring expenses and goodwill amortization decreased by 18.4% from (euro) 102.4 million in the first quarter of 2001 to (euro) 83.5 million in the first quarter of 2002, as a result of the disposal of our Skidata and Tag businesses, the continued implementation of our restructuring program and the sustained tight cost controls and improved business processes. Excluding disposed operations, operating expenses before restructuring expenses and goodwill amortization were
(euro) 92.7 million in the first quarter of 2001, as compared to (euro) 83.5 million in the first quarter of 2002.

         Research and development expenses decreased 8%, from (euro) 29.7 million in the first quarter of 2001 to (euro) 27.4 million in the first quarter of 2002. Excluding disposed operations, research and development expenses increased 4%, from (euro) 26.4 million in the first quarter of 2001 to (euro)
27.4 million in the first quarter of 2002. The effects of the implementation of our 2001 restructuring plan were offset by the decrease of the amount of grants we received and by the increase of research and development efforts in Europe.

         Selling and marketing expenses decreased 30%, from (euro) 45.7 million in the first quarter of 2001 to (euro) 32.1 million in the first quarter of 2002. Excluding disposed operations, selling and marketing expenses decreased by 21% and amounted to (euro) 40.5 million in the first quarter of 2001 compared to
(euro) 32.1 million in the first quarter 2002. The decrease was due to the implementation of our restructuring plan within our business units and the implementation of cost reduction actions on marketing events and related activities.

         General and administrative expenses decreased 11% from (euro) 27.1 million in the first quarter of 2001 to (euro) 24.1 million in the first quarter of 2002. Excluding disposed operations, general and administrative expenses decreased by 7% from (euro) 25.9 million in the first quarter of 2001 to (euro)
24.1 million in the first quarter of 2002, due primarily to a rightsizing of management information system activities and sustained tight cost controls in the first quarter of 2002.

         Restructuring expenses

         We recorded a restructuring charge of (euro) 19.3 million in the first quarter of 2002 pursuant to the restructuring and rationalization program announced on February 6, 2002. This restructuring charge was attributable to the first phase of the 2002 restructuring program, including the reduction of the workforce and the rationalization of office facilities on a worldwide basis with the exception of France and Germany which are included in the second phase of the 2002 restructuring program (see Note 7 to our financial statements included in Item 1 of this Form 6-K).


         Net interest income and expense

         We recorded net interest income of (euro) 4.8 million in the first quarter of 2002, compared to net interest income of (euro) 8.4 million in the first quarter of 2001, reflecting primarily the decrease in our cash balances and the decrease in the market interest rate. Interest income primarily reflects the substantial equity investments by Texas Pacific Group in February and May 2000, the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital injections from the exercise of warrants and stock options by our shareholders and employees.

         Other income and expense, net

         We recorded net other expense of (euro) 5.2 million both in the first quarter of 2002 and 2001. Net other expense in the first quarter of 2002 was primarily attributable to foreign exchange losses, minority interests and losses on investments. Net other expense in the first quarter of 2001 consisted of minority interests and foreign exchange losses.

         Income tax

         We recorded an income tax credit of (euro) 10.8 million in the first quarter of 2002. In the first quarter of 2001, we recorded an income tax expense of (euro) 0.2 million, which reflected an effective tax rate of 24%.

         Goodwill amortization

         Goodwill amortization amounted to (euro) 6.1 million in the first quarter of 2002, compared to (euro) 7.7 million in the first quarter of 2001. Goodwill amortization recorded in the first quarter of 2001 included a one-time
(euro) 1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard's decision to cease its operations. The rest of the decrease in goodwill amortization was related to the disposal of our Skidata and Tag businesses.

         Net loss

         We recorded a net loss of (euro) 62.5 million in the first quarter of 2002, or (euro) 0.10 per share, as compared to a net loss of (euro)7.2 million in the first quarter of 2001, or (euro) 0.01 per share. The net loss primarily reflected the decline in our operating income that was also impacted by the
(euro) 19.3 million restructuring charge recorded.


Liquidity and Capital Resources

         Our financial position remained strong in the first quarter of 2002. Cash and cash equivalents were (euro) 450.1 million at March 31, 2002 as compared to (euro) 490.7 million at December 31, 2001. During the first quarter of 2002, cash outflows excluding non-recurring amounts paid in connection with a litigation expense and management severance costs accrued in 2001 were relatively limited. We used cash to fund our restructuring program and to fund limited amounts of purchases of property, plant and equipment and investments.

         Operating activities used (euro) 32.4 million of cash during the first quarter of 2002, compared to (euro) 48.9 million of cash used during the first quarter of 2001. Despite the increase of operating losses, the cash used in operating activities decreased, which was principally attributable to the decrease of our inventory levels and of our accounts receivable. Inventory levels declined (euro) 12 million in the first quarter of 2002 as compared to December 31, 2001. Accounts receivable declined (euro) 42 million as compared to December 31, 2001, reflecting the lower revenue levels. We reported a good performance with respect to the days of sales outstanding, which was 63 days, despite a slight increase as compared to December 31, 2001. During the first quarter of 2002, we used (euro) 3.9 million to fund the restructuring program implemented in the second quarter of 2001 and (euro) 4.6 million to fund the 2002 restructuring program. We used (euro) 28.6 million with respect to the exceptional costs relating to the Humetrix litigation and management severance costs, for which we recorded a charge in our 2001 consolidated statement of income.

         Net cash used in investing activities in the first quarter of 2002 was
(euro) 7.5 million, compared to (euro) 64.6 million in the first quarter of 2001. The decrease in cash used in investing activities was primarily due to the decrease of capital expenditures. Capital expenditures were (euro) 12.2 million in the first quarter of 2002 as compared to (euro) 40.3 million in the first quarter of 2001. In the first quarter of 2002, capital expenditures were made primarily in Europe, and included principally (euro) 6.7 million related to a research and development and office building located in la Ciotat, France, under construction as at March 31, 2002 and financed through a sale-leaseback transaction. Cash used in investing activities in the first quarter of 2001 included a (euro) 14 million loan to Mr. Perez, our former Chief Executive Officer, to fund tax liabilities relating to his receipt of a grant of free shares in 2000, as well as investments made primarily in two technology companies in the wireless communications market.

         Financing activities generated (euro) 2.1 million of cash during the first quarter of 2002, compared to (euro) 5.1 million used by our financing activities during the first quarter of 2001. The 2002 figure was primarily the result of the (euro) 6.7 million proceeds generated by a sale-leaseback transaction entered into to finance land and a research and development and office building located in La Ciotat, France. Negative cash flow from financing activities during the first quarter of 2001 was principally attributable to expenses incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and with respect to the initial public offering.

         We entered into a (euro) 150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, (euro) 52.5 million of loan commitments under the revolving credit facility expired without being used. Out of the remaining
(euro) 97.5 million, (euro) 24.4 million expires in July 2002, (euro) 24.4 million in July 2003, and (euro) 48.7 million in July 2004. As of March 31, 2002, we had not drawn any amounts under the revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdowns under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At March 31, 2002, cash and cash equivalents amounted to (euro)
450.1 million.



Item 3. Qualitative Disclosures About Market Risk


         We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

         Our policy is to hedge against adverse changes in foreign currency rates. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee and/or our Executive Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Derivative instruments are used for hedging purposes only.

         Foreign exchange risk

         We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries functional currencies for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

         The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into the subsidiary's functional currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

         In addition, because we have subsidiaries located outside the euro-zone whose functional currencies are different than the euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation.

         Interest rate risk

         We are not materially exposed to interest rates fluctuations. Our indebtedness wassignificantly reduced during 2000 with the proceeds of our capital increases and we have few fixed rate borrowings. Cash and cash equivalents are invested in money market accounts that pay interest at a floating rate. Debts and cash are mostly denominated in euros. As of March 31, 2002, we had not entered into any interest rate risk hedging transactions.

         Equity risk in minority investments

         We have several minority equity investments in publicly traded companies. The book value of our minority equity investments in publicly traded companies was totally provided for, as of March 31, 2002. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.


Part II -Other Information

Item 1.  Legal proceedings

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. Our management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.


Item 2.  Changes in securities

Not applicable

Item 3.  Default upon senior securities

Not applicable

Item 4.  Submission of Matters to a Vote of Security Holders

Not applicable

Item 5.  Other Information

Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2002.

Item 6.  Exhibits and other reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Other reports on Form 6-K:

A report on Form 6-K was filed in February 2002 reporting our press release dated February 6, 2002, on our results of operations for the fourth quarter results for 2001.

A report on Form 6-K was filed in April 2002 containing the materials mailed to shareholders prior to our Annual General Meeting held on April 17, 2002.

A report on Form 6-K was filed in April 2002 reporting our press release dated April 17, 2002 relating to the results of our Annual General Meeting held on April 17, 2002.

A report on Form 6-K was filed in April 2002 containing the materials mailed to shareholders prior to our Extraordinary General Meeting held on May 15, 2002.

A report on Form 6-K was filed in May 2002 reporting our press release and analysts' presentation dated April 30, 2002, on our results of operations for the first quarter results for 2002.

A report on Form 6-K was filed in May 2002 reporting our press release dated May 15, 2002 relating to the results of our Extraordinary General Meeting held on May 15, 2002.

A report on Form 6-K was filed in June 2002 reporting our press release dated June 24, 2002 relating to the appointment of our new Chairman of the Board.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GEMPLUS INTERNATIONAL S.A.

Date:  July 9, 2002



                                      By: /s/ Yves Guillaumot
                                          -----------------------------------
                                          Name:  Yves Guillaumot
                                          Title: Chief Financial Officer